December 17, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street N.E.

Washington, D.C. 20549

Re:      CommScope Holding Company, Inc.

Form 10-K for the Year Ended December 31, 2018

Form 10-Q for the Quarter Ended September 30, 2019

Form 8-K furnished November 7, 2019

File No. 1-36146

We refer to your letter dated December 4, 2019 commenting on the disclosures contained in CommScope Holding Company, Inc.’s (“CommScope,” the “Company,” or “our”/“we”) Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 21, 2019, Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on November 7, 2019, and Form 8-K furnished on November 7, 2019. For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Segment Results, page 47

1.

Please revise to quantify the impact of each factor when multiple factors contribute to fluctuations in income from continuing operations. For example, in the CommScope

Connectivity Solutions Segment discussion, you disclose that both operating income and non-GAAP adjusted operating income benefitted from higher sales volumes, favorable product and geographic mix and cost savings initiatives that were partially offset by selling price reductions, higher material costs and unfavorable foreign exchange rate changes impacting costs, however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

In order to provide investors with what we believe is useful information to help understand our results of operations for the periods compared, our practice has been to disclose key factors that explain the majority of the period over period changes in descending order of impact. We will continue to provide qualitative analysis of key factors and order them in descending order of impact. In consideration of the Staff’s comment, we will also enhance our disclosures in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2019, to include further quantification of the impact of factors behind the changes in income from continuing operations, such as volume, mix, foreign exchange rates and cost inputs, to the extent we determine that they are necessary in understanding our results of operations. Where appropriate, such analysis will also be provided with respect to our segments.

Reconciliation of Non-GAAP Measures, page 57

2.	We note that you reconcile Non-GAAP Adjusted EBITDA to operating income. Please note that because it appears you use Adjusted EBITDA as a performance measure, the most comparable GAAP measure would be net income. Please revise your reconciliation accordingly. See Question 103.02 of the SEC Staff’s Non-GAAP Compliance and

Disclosure Interpretation. This revision should also be made in Form 10-Qs and earnings releases, as applicable. Additionally, when you disclose Non-GAAP Adjusted EBITDA,

please ensure that net income is disclosed prior to the Non-GAAP financial measure. See

Item 10(e)(1)(i)(A) of Regulation S-K.

Beginning with our Annual Report on Form 10-K for the year ended December 31, 2019, we will reconcile consolidated Non-GAAP Adjusted EBITDA to the most comparable GAAP measure of net income and disclose net income prior to the Non-GAAP financial measure in the reconciliation.

An example of our suggested disclosure, using information from the Form 10-Q for the Quarter Ended September 30, 2019, is provided in Appendix A to this letter. We will present similar disclosures in our Form 10-K for the year ended December 31, 2019.

Form 10-Q for the Quarter Ended September 30, 2019

Statement of Operations, page 2

3.

We note that your statement of operations discloses net sales as one line item. Please note that Rule 5-03.1 of Regulation S-X requires revenues to be separately disclosed for sales of products and sales of services on the face of the statement of operations if either is over 10% of the consolidated amount. In this regard, it appears from your disclosures throughout the filing that you have increased service offerings as a result of your acquisition of Arris. Please advise or revise your statements of operations accordingly.

While our service offerings have increased as a result of our acquisition of ARRIS, sales of services remain less than 10% of our net sales. We will continue to monitor the proportion of service revenue to consolidated net sales and provide the required disclosures if service revenue exceeds 10% of consolidated revenue.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Reconciliation of Non-GAAP Measures, page 55

4. We note your disclosure of non-GAAP Adjusted EBITDA and Non-GAAP pro forma

Adjusted EBITDA. Please note that we do not believe the adjustments footnoted as (2),

(3) and (4) on page 55 are appropriate non-GAAP adjustments because they create a tailored performance measure. Please remove. See Item 100(b) of Regulation G and by analogy, the guidance in Question 100.04 of the SEC Staff's Compliance and Disclosure

Interpretations on Non-GAAP Financial Measures, updated April 4, 2018. Also, please explain to us the nature of the amounts included in the purchase accounting adjustment.

Finally, as it appears you are using these non-GAAP measures as performance measures,

net income appears to be the most comparable measure for the reconciliation, rather than operating income. Please make similar revisions on your earnings release furnished on Form 8-K.

Regarding your comment about Non-GAAP pro forma Adjusted EBITDA, we provide Non-GAAP pro forma Adjusted EBITDA because it is the same as the Non-GAAP Adjusted EBITDA measurement used for the indentures governing our notes and substantially the same as the Non-GAAP Adjusted EBITDA measurement used for our term loan and asset-based revolving credit facility. We believe it is important to provide this information to our equity investors. We understand how the presentation in our Form 10-Q

(with estimates of future synergies and savings shown as adjustments to historical financial results) could be confusing, and while we will continue to disclose Non-GAAP pro forma Adjusted EBITDA and the related adjustments because it is relevant to understanding our financing arrangements, we will remove the disclosure from this tabular presentation and instead provide the disclosure in the discussion along with a description of why this information is meaningful to our financing arrangements.

Regarding your comment about the nature of the amounts included in our purchase accounting adjustments, there are two components: 1) the impact to Non-GAAP Adjusted EBITDA of the mark up of inventory to its fair value and 2) the impact to Non-GAAP Adjusted EBITDA of reducing deferred revenue to its fair value. For clarity, beginning with our Annual Report on Form 10-K for the year ended December 31, 2019, we will add a footnote to the reconciliation table to provide both a description of the purchase accounting adjustments and quantification of the amounts related to each adjustment.

Regarding your comment about net income being the most comparable GAAP measure to Non-GAAP Adjusted EBITDA, please note our response to question 2 above.

An example of our suggested disclosure illustrating our responses to the comments above, using information from the Form 10-Q for the Quarter Ended September 30, 2019, is provided in Appendix A to this letter. We will present similar disclosures in our Form 10-K for the year ended December 31, 2019.

Form 8-K furnished November 7, 2019

Exhibit 99.1 Earnings Release, page 15

5. We note that in the section titled "Segment Information" you have a column which reflects pro forma Q3 2018. We also note from your disclosure in footnote (1) that periods prior to the acquisition date, April 4, 2019, are presented pro forma to include previously reported CommScope results plus previously disclosed historical results of the ARRIS segments. Please note that combining pre- and post transaction periods should include the appropriate Article 11 pro forma adjustments. Please revise accordingly and note that pro forma periods should be disclosed for only the most recent fiscal year and interim period prior to the transaction occurring, however we will not object to pro forma information for the corresponding prior interim period.

There are no Article 11 pro forma adjustments impacting net sales or Non-GAAP Adjusted EBITDA. Pro forma adjustments required would impact depreciation, amortization, equity-based compensation, interest income, interest expense, other income and expense and income tax expense, all of which do not affect net sales and are excluded from our Non-GAAP Adjusted EBITDA measure. For clarity in future filings, we will add a footnote to the table noting that no Article 11 pro forma adjustments impact net sales or Non-GAAP Adjusted EBITDA.

If you have any questions or comments with respect to the above, please call me at 828-323-4842.

Sincerely,

/s/ Alexander W. Pease

Alexander W. Pease

Executive Vice President

and Chief Financial Officer

Appendix A

Reconciliation of Non-GAAP Measures

We believe that presenting certain non-GAAP financial measures enhances an investor’s understanding of our financial performance. We further believe that these financial measures are useful in assessing our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We also use certain of these financial measures for business planning purposes and in measuring our performance relative to that of our competitors.

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms non-GAAP adjusted operating income, non-GAAP adjusted EBITDA and non-GAAP pro forma adjusted EBITDA may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating income (loss), net income (loss) or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance, operating cash flows or liquidity.

We also believe presenting these non-GAAP results for the twelve months ended September 30, 2019 provides an additional tool for assessing our recent performance. Such amounts are unaudited and are derived by subtracting the data for the nine months ended September 30, 2018 from the data for the year ended December 31, 2018 and then adding the data for the nine months ended September 30, 2019.

Although there are no financial maintenance covenants under the terms of our senior notes, there is a limitation, among other limitations, on certain future borrowings based on an adjusted leverage ratio or a fixed charge coverage ratio. These ratios are based on financial measures similar to non-GAAP adjusted EBITDA as presented in this section, but also give pro forma effect to certain events, including acquisitions and savings from cost reduction initiatives such as facility closures and headcount reductions. For the twelve months ended September 30, 2019, our non-GAAP pro forma adjusted EBITDA, as measured pursuant to the indentures governing our notes, was $1,594.5 million, which included increases to our non-GAAP adjusted EBITDA related to the ARRIS business from October 1, 2018 to the Acquisition date, calculated in accordance with CommScope’s definition ($284.1 million); annualized synergies expected to be realized in the three years following the close of the Acquisition ($120.0 million); and annualized savings expected from announced cost reduction initiatives ($20.0 million) so that the impact of the cost reduction initiatives is fully reflected in the twelve-month period used in the calculation of the ratios.

Consolidated

	Three Months		Nine Months		Year	Twelve Months
	Ended		Ended		Ended	Ended
	September 30,		September 30,		December 31,	September 30,
	2019	2018	2019	2018	2018	2019
Net income (loss)	$(156.5)	$63.8	$(492.8)	$163.5	$140.2	$(516.1)
Income tax expense (benefit)	(51.7)	1.8	(87.6)	51.4	30.5	(108.5)
Interest income	(1.8)	(1.9)	(15.9)	(5.4)	(7.0)	(17.5)
Interest expense	160.7	66.1	423.5	186.7	242.0	478.8
Other expense (income), net	(1.5)	2.4	3.6	4.4	44.3	43.5
Operating income (loss)	$(50.8)	$132.2	$(169.2)	$400.6	$450.0	$(119.8)
Adjustments:
Amortization of purchased intangible assets	163.9	65.8	387.3	199.5	264.6	452.4
Restructuring costs, net	19.5	7.1	78.3	19.7	44.0	102.6
Equity-based compensation	28.0	11.3	58.7	33.7	44.9	69.9
Asset impairments	—	—	—	—	15.0	15.0
Transaction and integration costs (1)	2.2	2.7	189.8	5.3	19.5	204.0
Purchase accounting adjustments (2)	108.7	—	272.9	—	—	272.9
Patent litigation settlement	55.0	—	55.0	—	—	55.0
Non-GAAP adjusted operating income	$326.6	$219.0	$872.9	$658.8	$838.0	$1,052.1
Depreciation	43.3	18.7	101.0	58.2	75.6	118.4
Non-GAAP adjusted EBITDA	$369.8	$237.8	$973.8	$717.0	$913.6	$1,170.4

(1)	Primarily reflects transaction and integration costs related to the ARRIS acquisition in 2019 and BNS acquisition integration costs in 2018.
(2)

For the three and nine months ended September 30, 2019, reflects purchase accounting adjustments of $94.8 million and $240.6 million, respectively, related to the mark up of inventory to its estimated fair value and purchase accounting adjustments of $13.9 million and $32.3 million, respectively, related to reducing deferred revenue to its estimated fair value.